SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 7

ENERGY PARTNERS, LTD.
(Name of Subject Company)

ENERGY PARTNERS, LTD.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29270U105
(CUSIP Number of Class of Securities)

John H. Peper
Executive Vice President,
General Counsel and Corporate Secretary
Energy Partners, Ltd.
201 St. Charles Avenue, Suite 3400
New Orleans, Louisiana 70170
(504) 569-1875

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Kenneth W. Orce, Esq. John Schuster, Esq. Cahill Gordon & Reindel llp 80 Pine Street New York, New York 10005 (212) 701-3000	Richard D. Katcher, Esq. Trevor S. Norwitz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019-6150 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on September 14, 2006, as amended by Amendments 1, 2, 3, 4, 5 and 6 (as so amended, the “Schedule 14D-9”), by Energy Partners, Ltd., a Delaware corporation (the “Company” or “EPL”).

The purpose of this amendment is to amend and supplement Items 3, 7 and 9 of the Schedule 14D-9. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

Item 3.  Past Contracts, Transactions, Negotiations and Agreements

D&O Insurance Coverage. In connection with the annual renewal of its policy, the Company's Board of Directors has approved an increase of the amount of its director and officer liability insurance coverage to $50,000,000 from $25,000,000, which includes, because Woodside's obtaining the consents it seeks would cause the D&O policy to automatically terminate, the purchase of a six year runoff provision of the type that is typically acquired in conjunction with a consensual sale or merger that would become effective upon the occurrence of a change of control. The total premium for the policy is approximately $2.2 million, subject to reimbursement of a portion of the premium in certain circumstances (including if there is no change of control).

Item 7.  Purposes of the Transaction and Plans or Proposals.

On October 26, 2006, the Company announced that, in connection with the Company's ongoing process of exploring all options to maximize stockholder value, including a possible sale of the Company, a number of parties have already signed or have agreed to sign confidentiality agreements and that the Company is entertaining interest from others. The Company intends to engage in discussions with parties that sign confidentiality agreements and does not intend to further disclose developments with respect to this process unless and until an agreement in principle or a definitive agreement has been reached. A copy of the press release is attached as Exhibit (a)(13) and is incorporated herein by reference, and this description is qualified in its entirety by reference thereto.

Item 9.  Exhibits

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following:

(a)(12)	Press release dated October 26, 2006 (incorporated by reference to Exhibit 99.1 of EPL’s Form 8-K filed October 26, 2006).
(a)(13)	Press release dated October 26, 2006 (incorporated by reference to Exhibit 99.2 of EPL’s Form 8-K filed October 26, 2006).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ENERGY PARTNERS, LTD.

By:   /s/ John H. Peper________________
                                     Name:  John H. Peper
                                                                                                         Title:    Executive Vice President, General
      Counsel and Corporate Secretary

Dated: October 27, 2006